Exhibit 99.2
Annual Meeting of Shareholders of
Peru Copper Inc. (The “Issuer”)
May 11, 2006
REPORT OF VOTING RESULTS
National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3
Item 1:     Election of Directors
By a vote by way of show of hands, the following Directors were elected to hold office for the ensuing year or until their successors are elected or appointed:
David E. De Witt
John P. Fairchild
Miguel Grau M.
George R. Ireland
J. David Lowell
Catherine E. McLeod-Seltzer
Thomas J. O’Neil
Charles G. Preble
Carl L. Renzoni
Item 2:     Appointment of Auditors
By a vote by way of show of hands, PricewaterhouseCoopers LLP were appointed auditors of the Issuer to hold office until the close of the next Annual General Meeting of Shareholders or until their successors are appointed, and the Directors of the Issuer were authorized to fix the remuneration of the auditors.
Dated at Vancouver, British Columbia, this 12th day of May, 2006.

PERU COPPER INC.
“David E. De Witt”

Name:	David E. De Witt
Title:	Director